File No._________________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                  EMPRESA DISTRIBUIDORA LA PLATA, S.A. (EDELAP)
                        (Name of foreign utility company)


                               THE AES CORPORATION
                              1001 N. 19th Street
                                   Suite 2000
                           Arlington, Virginia 22209
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)


     The Commission is requested to mail copies of all correspondence relating to this Notification to:

     William R. Luraschi, Esq.
     The AES Corporation
     1001 N. 19th Street
     Suite 2000
     Arlington, Virginia  22209

     Lynn N. Hargis, Esq.
     Chadbourne & Parke LLP
     1200 New Hampshire Avenue, N.W.
     Suite 300
     Washington, D.C.  20036


ITEM 1

         Foreign utility status is claimed by Empresa Distribuidora La Plata, S.A. ("EDELAP"), located in the province of Buenos Aires, Argentina. The business address of EDELAP is: Avenida del Libertador 602, Piso 13, 1001 Capital Federal, Buenos Aires, Argentina.

         EDELAP is the owner of an electrical distribution company which serves 278,000 customers in and around the city of La Plata, Argentina.

         EDELAP is an indirectly, 90-percent-owned subsidiary of The AES Corporation. The remaining 10 percent of EDELAP is indirectly owned through an Argentine trust by EDELAP employees.

         The AES Corporation is a Delaware corporation.

ITEM 2

         EDELAP has no domestic associate public utility companies.

         No state commission certification is required under Section 33(a)(2) of the Act in connection with this transaction.


                                   Signature


          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



By:/s/William R. Luraschi
William R. Luraschi
General Counsel
The AES Corporation
1001 N. 19th Street
Arlington, Virginia  22209
(703) 522-1315


Dated:  June 24, 1998